CERTIFICATE OF VICE PRESIDENT

T. ROWE PRICE U.S. TREASURY FUNDS, INC.

Pursuant to Rule 306 of Regulation S-T

 I, the undersigned, David Oestreicher, Vice President of T. Rowe Price U.S. Treasury Funds, Inc. (the “Funds”), do hereby certify that the prospectuses for the Funds have been translated into the Spanish language. The Spanish versions of the prospectuses constitute a full and complete representation of the English versions which has been filed as a part of this Registration Statement. A copy of the Spanish versions will be available for inspection upon request.

 WITNESS my hand and the seal of the Funds this September 27, 2017.

 T. Rowe Price U.S. Treasury Funds, Inc.

  /s/David Oestreicher (Seal)
  ___________________________________
  David Oestreicher, Vice President